FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                         For the month of December 2003
                         ------------------------------
                         ------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                    ----------------------------------------
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On November 30, 2003, G. Willi-Food International Ltd. (the "Registrant") announced its unaudited financial results for the second quarter and for the nine months ended September 30, 2003.






EXHIBITS

     The following document is filed herewith as an exhibit to this Form 6-K:

Copy of the Company's press release, dated November 30, 2003.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  November 30, 2003

                                              By: /S/ Joseph Williger
                                              -----------------------
                                              Name:  Joseph Williger
                                              Title:  Chief Executive Officer

                        G. WILLI-FOOD INTERNATIONAL LTD.
                     ANNOUNCES RESULTS FOR THE THIRD QUARTER
                         AND FOR THE NINE MONTHS ENDING
                               SEPTEMBER 30, 2003

              Q3 SALES INCREASED 23% AND NET INCOME INCREASED 500%

Yavne, Israel, November 30, 2003.

G. Willi-Food International Ltd. (NASDAQ: WILCF) today reported its unaudited financial results for the third quarter and the nine months ending September 30, 2003.

THE THREE MONTHS ENDING SEPTEMBER 30, 2003:
Total sales for the three months ending September 30, 2003 increased by 23% to NIS 30,844,000 (US$ 6,945,000) from NIS 25,115,000 (US$ 5,655,000) for the same period in 2002. The increase of the total sales for the three months ending September 30, 2003 reflects the success of the Company's heightened marketing efforts and the acceptance of new products in the marketplace.

Gross profit for the three months ending September 30, 2003 increased by 33% to NIS 5,284,000 (US$ 1,190,000) from NIS 3,985,000 (US$ 897,000) for the same period in 2002, reflecting the increased sales coupled with a slight decrease in cost of sales. The gross profit represents 17% of the total sales for the three months ending September 30, 2003 in comparing with 16% for the same period in 2002.

Operating income for the three months ending September 30, 2003 was NIS 574,000 (US$ 129,000) compared with an operating loss of NIS 411,000 (US$ 93,000) for the same period in 2002.

Net income for the three months ending September 30, 2003 increased by 500% to NIS 1,499,000 (US$ 338,000) from NIS 250,000 (US$ 56,000) for the same period in
2002.

Basic earnings per share for the three months ending September 30, 2003 were NIS
0.35 (US$ 0.079) compared with NIS 0.06 (US$ 0.013) in the third quarter of 2002.

G. Willi-Food International Ltd., is engaged in the import, marketing and distribution of over 400 food products, including canned vegetables, pickled olives and other pickled vegetables, packaged fruit, canned and frozen fish, edible oil, dried fruit and nuts, coffee creamers, jams, halva, pasta, tahini, butter cookies and pastries, certain dairy products and certain frozen or chilled products. The Company believes that it is one of the leading importers in Israel of such a broad range of imported food products. The Company sells products with widespread demand in the Israeli marketplace, as well as products that cater to more select groups.

                                      # # #
Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, competition, changing economic conditions and other risk factors detailed in the Company's SEC filings.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                       (ADJUSTED TO NIS OF SEPTEMBER 2003)




                                                                                 CONVENIENCE
                                                                                 TRANSLATION
                                               ADJUSTED NEW ISRAELI SHEKELS   INTO U.S. DOLLARS
                                               ----------------------------   -----------------
                                                SEPTEMBER 30    DECEMBER 31,    SEPTEMBER 30
                                                ------------    ------------    ------------
                                                    2003            2002            2003
                                                  -------         -------         -------
                                                            I N  T H O U S A N D S
                                                  ---------------------------------------
      ASSETS

CURRENT ASSETS

   Cash and cash equivalents                       12,983          27,264           2,923
   Marketable securities                           35,838          21,229           8,070
   Trade receivables                               30,932          24,209           6,965
   Other receivables and prepaid expenses           2,894           3,179             652
   Related parties                                     68               -              15
   Inventories                                     19,555          16,370           4,403
                                                  -------         -------         -------
      TOTAL CURRENT ASSETS                        102,270          92,251          23,028
                                                  -------         -------         -------


PROPERTY AND EQUIPMENT, NET                         2,797           2,811             630


OTHER ASSETS, NET                                      59              59              13
                                                  -------         -------         -------
                                                  105,126          95,121          23,671
                                                  =======         =======         =======

      LIABILITIES AND SHAREHOLDERS'

         EQUITY

CURRENT LIABILITIES

   Payables:

      Short term bank credit and other                 60           1,056              14
      Trade payables                               14,403          11,197           3,243
      Related parties                               1,134           1,194             255
      Other and accrued expenses                    3,787           2,769             853
                                                  -------         -------         -------
      TOTAL CURRENT LIABILITIES                    19,384          16,216           4,365
                                                  -------         -------         -------

LONG TERM LIABILITIES

    Accrued severance pay                             163             163              37
    Other                                               -              54               -
                                                  -------         -------         -------
        TOTAL LONG TERM LIABILITIES                   163             217              37
                                                  -------         -------         -------

SHAREHOLDERS' EQUITY                               85,579          78,688          19,269
                                                  -------         -------         -------
                                                  105,126          95,121          23,671
                                                  =======         =======         =======



                                   G. WILLI-FOOD INTERNATIONAL LTD.
                           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (ADJUSTED TO NIS OF SEPTEMBER 2003)


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

                                                                                                       CONVENIENCE TRANSLATION
                                                   ADJUSTED NEW ISRAELI SHEKELS                           INTO U.S. DOLLARS
                                    -----------------------------------------------------------       --------------------------
                                           NINE MONTHS                      THREE MONTHS              NINE MONTHS    THREE MONTHS
                                    --------------------------       --------------------------       ----------      ----------
                                                        ENDED SEPTEMBER 30,                               ENDED SEPTEMBER 30
                                    -----------------------------------------------------------       --------------------------
                                      2 0 0 3         2 0 0 2          2 0 0 3         2 0 0 2          2 0 0 3         2 0 0 3
                                    ----------      ----------       ----------      ----------       ----------      ----------
                                                        I N  T H O U S A N D S (EXCEPT PER SHARE AND SHARE DATA)
                                    --------------------------------------------------------------------------------------------
  Sales                                103,119         103,630           30,844          25,115           23,220           6,945

  Cost of sales                         82,494          78,302           25,560          21,130           18,576           5,755
                                    ----------      ----------       ----------      ----------       ----------      ----------
     GROSS PROFIT                       20,625          25,328            5,284           3,985            4,644           1,190
                                    ----------      ----------       ----------      ----------       ----------      ----------
  Selling expenses                       8,056           7,614            2,688           2,537            1,814             605

  General and administrative

     expenses                            6,358           6,537            2,022           1,859            1,431             456
                                    ----------      ----------       ----------      ----------       ----------      ----------
     Total operating expenses           14,414          14,151            4,710           4,396            3,245           1,061
                                    ----------      ----------       ----------      ----------       ----------      ----------
     OPERATING INCOME (LOSS)             6,211          11,177              574            (411)           1,399             129

  Financial income

      (expenses), net                    3,120          (1,468)           1,486             737              701             335
                                    ----------      ----------       ----------      ----------       ----------      ----------
Income before other income               9,331           9,709            2,060             326            2,100             464

Other income                                 8               -                8               -                2               2
                                    ----------      ----------       ----------      ----------       ----------      ----------
  Income before taxes

     on income                           9,339           9,709            2,068             326            2,102             466

  Taxes on income                        2,449           2,387              569              76              551             128
                                    ----------      ----------       ----------      ----------       ----------      ----------
     NET INCOME                          6,890           7,322            1,499             250            1,551             338
                                    ==========      ==========       ==========      ==========       ==========      ==========

Earnings per share data:

Earnings  per share:

   Basic                                  1.61           1.712             0.35           0.058            0.363           0.079
                                    ==========      ==========       ==========      ==========       ==========      ==========
   Diluted                                1.61           1.712             0.35           0.058            0.363           0.079
                                    ==========      ==========       ==========      ==========       ==========      ==========

Shares used in computing
    basic and diluted earnings
    per ordinary share:              4,277,500       4,277,500        4,277,500       4,277,500        4,277,500       4,277,500
                                    ==========      ==========       ==========      ==========       ==========      ==========


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